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                 THERMEDICS TAKES THERMEDICS DETECTION PRIVATE

WOBURN, Mass., April 12, 2000 - Thermedics Inc. (ASE-TMD), a Thermo Electron company, announced today that it has completed a short-form merger with its Thermedics Detection Inc. (ASE-TDX) subsidiary. Thermedics Detection will file promptly to terminate the registration of its common stock under the Securities Exchange Act of 1934, eliminating its obligation to file periodic financial and other information with the Securities and Exchange Commission. Thermedics expects that Thermedics Detection's common stock will cease to be listed on the American Stock Exchange commencing tomorrow, Thursday, April 13, 2000.

         On April 7, 2000, the company announced that Thermo Electron and Thermedics had acquired more than 90 percent of the outstanding Thermedics Detection shares through a successful tender offer for $8.00 per share in cash. Thermedics Detection shareholders who did not tender their shares will also receive $8.00 per share in the short-form merger. Thermedics Detection's transfer agent, American Stock Transfer & Trust Company, will forward to shareholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $8.00 per share cash merger consideration. Shareholders should not submit their stock certificates to the transfer agent until they have received these materials. Options to purchase Thermedics Detection common stock that were outstanding at the time of the merger, and that will not be cashed out at the election of the holders of such options, have been assumed by Thermo Electron and converted into options to purchase Thermo Electron common stock.

Thermedics Inc. develops, manufactures, and markets diverse product lines, including implantable heart-assist devices and other biomedical products, security instruments, and equipment that assures the quality of a wide variety of consumer products and bulk materials. Thermedics is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/tmd1.html.

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